March 10, 2006

Via Facsimile (212) 593-5955 and U.S. Mail

Steven J. Spencer, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY  10022

      Re:	Gencorp Inc.
		Revised Preliminary Proxy Statement on Schedule 14A Filed March 8, 2006 by Pirate Capital LLC et. al.
		File No. 1-01520

Dear Mr. Spencer:

      We have reviewed your filing and have the following comments.

General
1. We reissue comment 1. Note that unless the various funds have no power to vote or dispose of the securities, the funds must be included as filing persons in the Schedule 13D for the group. Additionally, with respect to your having checked the box in row 2(b)
of your Schedule 13D, please tell us your basis for not affirming the existence of a group.

Schedule 14A
2. We note your response to prior comment 2, and your indication that the nominees are not filing the proxy statement. Note that Section
14(a) and Regulation 14A of the Securities Exchange Act of 1934 prohibits any person from soliciting or permitting the use of that person`s name to solicit proxies without filing a Schedule 14A and furnishing a proxy statement to security holders. Because Mr. Lorber, Mr. Snyder and Mr. Woods are participants in the solicitation, they must be included in the cover page of the Schedule
14A as filing persons.

Reasons for Pirate Capital Group`s Solicitation, page 3
3. Refer to the revisions made in response to comment 7. Please provide balanced disclosure. For example, clarify that an additional
$5 million may be recognized as part of the sales price of the Aerojet business unit through an earnout provision, and that income from the promissory note in that sale may be recognized over time, each as disclosed in Gencorp`s filed reports.
4. We reissue comment 7 with respect to your disclosure that the company has engaged in "value-destroying initiatives." Please revise your disclosure to clarify that the assertion is, in fact, your opinion or belief.

Background to the Solicitation, page 4
5. Please balance your disclosure in the last bullet point of this section to clarify whether Gencorp expressed its intention to invoke the statute cited.

Proposal No. 1

Reasons Why Pirate Capital Group is Challenging the Incumbent
Directors, page 5
6. We reissue comment 12. While you are the party making the nomination, your disclosure refers to the company`s nominees, not the company. Please provide the balanced disclosure requested.

Closing Comments

      Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by
Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


Sincerely,



Daniel F. Duchovny
Attorney-Advisor
Office of Mergers and Acquisitions

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Steven J. Spencer, Esq.
Schulte Roth & Zabel LLP
March 10, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE